UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33107

CANADIAN SOLAR INC.

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Signature

Exhibit Index

Exhibit 99.1 — Recurrent Energy Secures $695 Million in Project Financing for 330 MW California Solar Project

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Colin Parkin
Name:	Colin Parkin
Title:	Chief Executive Officer

Date: August 13, 2026

EXHIBIT INDEX

Exhibit 99.1 — Recurrent Energy Secures $695 Million in Project Financing for 330 MW California Solar Project